Exhibit 99.1

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Neuroimaging Technique Supports Reduction in Amyloid-Beta in Brains of
Patients Suffering from Alzheimer’s Disease Treated with Bapineuzumab

Phase II Study Published Online in Lancet Neurology

DUBLIN, Ireland – March 1, 2010 – Elan Corporation, plc (NYSE: ELN) today announced that findings from a Phase II study which suggested bapineuzumab reduced amyloid-beta deposits in the brains of Alzheimer’s disease patients as measured using a neuroimaging technique known as [11C]PiB PET, were published in the February 28, 2010 online edition of Lancet Neurology. Bapineuzumab is a compound under development by Pfizer and Janssen Alzheimer Immunotherapy, a Johnson & Johnson subsidiary in which Elan holds a minority equity interest.

The findings of the study further suggest that it may be possible to assess and monitor the effects of potential therapeutic agents on amyloid-beta deposits in patients with Alzheimer’s disease using this neuroimaging technique.

Patients in the study were randomized to either bapineuzumab treatment or placebo groups.  Estimated mean [11C]PiB retention ratio change from baseline to week 78 was -0.09 in the bapineuzumab group and +0.15 in the placebo group.  The estimated mean difference in [11C]PiB retention ratio change from baseline to week 78 between the bapineuzumab group and the placebo group was -0.24.  Differences between the bapineuzumab group and the placebo group in the individual regions of interest were similar to the overall mean difference.

“We are encouraged by the findings of this study,” said Dr. Menghis Bairu, Chief Medical Officer for Elan.  “The potential to use [11C]PiB PET imaging to monitor the effectiveness of  potential therapeutics on amyloid beta load during treatment could play a major role in Alzheimer’s research and future clinical trial designs.”

About the Study
The study, conducted in patients with mild to moderate Alzheimer’s disease was a Phase II multi-center, double-blind, placebo-controlled multiple ascending dose study.  Twenty-eight patients were randomized to receive one of three dose levels of bapineuzumab in a 1-hour IV infusion every 13 weeks for up to 6 infusions (a total of 78 weeks) or placebo.  Each patient underwent [11C]PiB PET, [18F] FDG PET, clinical assessments of cognition function, CSF sampling for amyloid-beta and tau, volumetric and safety MRIs, and safety evaluations.  The study was powered to detect a treatment difference in [11C]PiB PET retention between bapineuzumab and placebo treated patients from baseline to study end.  The study was not powered to evaluate efficacy on clinical or other biomarker outcomes.  Adverse events were typically mild to moderate in severity and transient.  Two patients in the 2.0mg/kg bapineuzumab group had transient cerebral vasogenic edema.

While the study was partially funded by Elan Pharmaceuticals in 2008, on September 17, 2009, Elan completed a definitive transaction with Johnson & Johnson whereby Johnson & Johnson acquired substantially all of the assets and rights of Elan related to the Alzheimer’s Immunotherapy Program (AIP), through a newly formed Johnson & Johnson subsidiary, Janssen Alzheimer Immunotherapy.  In consideration for the transfer of its AIP rights and assets, Elan received a 49.9% equity interest in Janssen AI.  The AIP clinical programs include bapineuzumab IV and Sub-cutaneous formulations, ACC-001 and backup compounds. All future updates regarding Elan’s interest in bapineuzumab and other compounds in the AIP will be provided by Janssen Alzheimer Immunotherapy.

About Elan
Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York and Irish Stock Exchanges. For additional information about the company, please visit http://www.elan.com.

Source: Elan Corporation, plc

Additional Information

To view the full article, please visit www.lancet.com

Safe Harbor/Forward-Looking Statements
The statements in this press release regarding the potential for the use of  [11C] PiB PET imaging and the clinical program for bapinuezumab, are forward looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. In particular, there can be no assurance that the clinical program for bapineuzumab will be successful in demonstrating safety and/or efficacy, that there will not be problems or delays in clinical development, or that bapineuzumab will ever receive regulatory approval or be successfully commercialized. Other risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these forward looking statements include those detailed from time to time in Elan’s periodic reports with the Securities and Exchange Commission, including Elan’s Reports of Foreign Issuer on Form 6-K and Annual Report on Form 20-F, particularly the discussion under the caption “Item 3 D, Risk Factors” in Elan’s Annual Report on Form 20-F. For the year ended December 31, 2009, which was filed with the Securities and Exchange Commission on February 25, 2010. The forward-looking Statements in this press release are qualified by these risks. The companies assume no obligation to publicly update any forward looking statements, whether as a result of new information, future developments or otherwise.

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